UF 2-19-03

03002614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 11 2003 WASH. D.C. 165

SEC FILE NUMBER
8- 53640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Scura, Rise & Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 27th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew P. Vertin (212) 596-3384
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul V. Scura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scura, Rise & Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GILLIAN R. AMOS
Notary Public, State of New York
Registration #01AM6043362
Qualified In New York County
My Commission [illegible] 12, 2002

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

The Member
Scura, Rise & Partners Securities, LLC

We have audited the accompanying statement of financial condition of Scura, Rise & Partners Securities, LLC as of December 31 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scura, Rise & Partners Securities, LLC as of December 31 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 23, 2003

SCURA, RISE & PARTNERS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 98,209
Fees receivable	545,000
Due from parent	2,022
Total Assets	$ 645,231

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses payable	$ 1,250
Member's Equity	643,981
Total Liabilities and Member's Equity	$ 645,231

The accompanying notes are an integral part of these financial statements.

SCURA, RISE & PARTNERS SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Fee revenue	$1,555,000
Total Revenues	1,555,000
Expenses:	
Advisory fees to its parent	909,000
Professional fees	28,508
Overhead paid to affiliate	6,000
Regulatory expenses	403
Total Expenses	943,911
Net Income Before Income Taxes	611,089
Provision for income taxes	25,000
Net Income	$ 586,089

The accompanying notes are an integral part of these financial statements.

SCURA, RISE & PARTNERS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Member's balance, January 1, 2002	$ -
Member's contributions	100,000
Member's withdrawals	(42,108)
Net income	586,089
Member's equity, December 31, 2002	$ 643,981

The accompanying notes are an integral part of these financial statements.

SCURA, RISE & PARTNERS SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

There are no liabilities which were subordinated to the claims of general creditors.

The accompanying notes are an integral part of these financial statements.

SCURA, RISE & PARTNERS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net income	$ 586,089
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(545,000)
Due from parent	(2,022)
Accrued expenses payable	1,250
Net Cash Provided By Operating Activities	40,317
Cash Flows From Investing Activities:	
Member's contributions	100,000
Member's withdrawals	(42,108)
Net cash provided by investing activities	57,892
Net increase in cash and cash equivalents	98,209
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 98,209

The accompanying notes are an integral part of these financial statements.

SCURA, RISE & PARTNERS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 – Organization:

Scura, Rise & Partners Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded in December 2001 under the laws of Delaware and received approval from the NASD in April, 2002 and commenced operations on that date. The Company provides investment banking and related financial advisory services to institutional clients. It operates one office in New York City, NY.

The Company is wholly owned by Scura, Rise & Partners, LLC, (Parent) a New York City investment banking firm.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting standards.

Revenue Recognition:

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Related Party Transactions:

The Company is accruing $1,000 per month of expenses to its Parent to reimburse it for its share of overhead expenses.

The Company has paid advisory fees of $909,000 relating to services rendered by the Parent on deals closed by the Company.

Note 4 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. As of December 31, 2002, the Company had net capital of $96,959, which exceeded its requirement by $91,959. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. As of December 31, 2002 this ratio was .01:1.

SCHEDULE I

SCURA, RISE & PARTNERS SECURITIES, LLC
COMPUTATION OF NET CAPITAL
UNDER NET CAPITAL RULE 15c3-1
DECEMBER 31, 2002

Member's Equity		$643,981
Less:		
Non-allowable assets, as follows:		
Fees receivable	545,000	
Due from Parent	2,022	547,022
Net Capital		$ 96,959

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2002

Minimum net capital required	$ 5,000
Minimum dollar net capital requirement based on one-eighth of aggregate indebtedness	$ 156
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 91,959
Excess net capital at 1000%	$ 96,834

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002

Total A.I. liabilities from statement of financial condition	$ 1,250
Ratio of aggregate indebtedness to net capital	.01

SCHEDULE II

SCURA, RISE & PARTNERS SECURITIES, LLC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2002

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2002.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

The Member
Scura, Rise & Partners Securities, LLC

In planning and performing our audit of the financial statements of Scura, Rise & Partners Securities, LLC for the period ended December 31, 2002 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Scura, Rise & Partners Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 23, 2003